June 3, 2005

Mr. Gary Todd
Reviewing Accountant
United State Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Implant Sciences Corporation (the “Company”)
File No. 001-14949

Dear Mr. Todd:

In connection with the Staff’s comment letter, dated April 21, 2005 regarding the above-referenced matter, we hereby respectfully submit to you the following responses electronically via EDGAR.

We would like it to be noted, that in our response to comment #15, we have included confidential information. While we need to provide as much detail to you as possible, we would like the opportunity to summarize this information before filing this document publicly.

For convenience of your review, in the subsequent pages, we have repeated the Staff’s questions and comments in bold type prior to our response.

Additionally, the company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank the Staff in advance for its consideration of the foregoing.  If you have any questions or comments, please feel free to contact me at your earliest convenience.

Sincerely,
Implant Sciences Corporation

/s/ Diane J. Ryan

Diane J. Ryan
VP Finance and CFO

Form 10-K for the year ended June 30, 2004

General

1.
Based on your market capitalization it appears that you may be required to exit the small business reporting system at the beginning of your June 2006 fiscal year. Please carefully consider the small business eligibility requirements before you submit any filings for fiscal 2006.

We acknowledge that we may be required to exit the small business reporting system beginning with our fiscal year 2006.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations - Page 14

2.
On page 15 you disclose a measure described as net loss “before giving effect to the charge for stock-based compensation.” That item is a non-GAAP measure as defined in Item 10(h) to Regulation S-B. Under Item 10(h)(2)(B) you may not adjust or smooth earnings for items reasonably likely to recur within two years or when there was similar charge or gain within the prior two years. You reported stock compensation expense in fiscal 2004 and 2003 and you continue to report such charges in fiscal 2005. Accordingly, you should revise delete disclosure of this non-GAAP measure. The non-GAAP measure of adjusted expenses presented in the “Selling, General and Administrative” expense caption also suffers from this deficiency and should be similarly deleted.

We acknowledge this comment and will remove this disclosure.

Liquidity and Capital Resources - Page 15

3.
The discussion of cash flows from operating activities is basically a list of items from the cash flow statement. As set forth in FR-72, you should provide an analysis of operating cash flows focusing on the underlying drivers of those cash flows. Please expand or explain to us how the existing disclosure is reflective of the guidance from that Release.

We propose to modify our disclosure in future filings in the following manner:

During the year ended June 30, 2004 we used $2,647,000 of cash to fund our operations. This is approximately $1,210,000 more than the cash used to fund operations in the year ended June 30, 2003. The primary use of cash during both periods was to fund continued development of our explosives detection products. The primary change from the year ended June 30, 2003 was related to the timing of payment on certain government contracts. Much of our government contract work must adhere to precise milestones for billing purposes. As such, the work is funded from internal sources until the government is billed and cash payment is received. Unbilled revenues recognized under government contracts accounts for most of the $1,365,000 increase in our accounts receivable. During the year we also transitioned our prostate seeds business from a distributor based sales model to a direct, in-house sales force. This resulted in a short-term additional expense while our sales force ramped up their efforts to cover the customer accounts formally serviced by the distributor.

In order to fund our continuing investment in our growing businesses, we raised $9,891,000, net of issuance costs, in private placements of preferred and common stock and an additional $559,000 through the exercise of employee stock options and issuances from the Employee Stock Purchase Plan. We expect to use this cash to help fund our operations and to invest in new business opportunities. In addition, we used $1,579,000 of the cash raised to repay the loan on semiconductor manufacturing equipment purchased in 2002.

We expect the cash we have on hand combined with our cash flow from operations will be sufficient to fund our working capital in the next twelve months.

We acknowledge that as set forth in FR-72, a registrant should provide an analysis of operating cash flows instead of providing a list of items in its statement of cash flows.

4.
As a related matter, if you cite changes in components of working capital in explaining operating cash flows you should also identify and describe reasons for the cited changes. In general, MD&A should present reasonably detailed analysis of significant changes in working capital or components thereof.

We acknowledge your comment and will incorporate this form of disclosure as discussed in the previous comment.

Financial Statements

Report of Independent Registered Public Accounting Firm - Page 23

5.	The second paragraph of the audit report should refer to the PCAOB by its full name. That is, it should refer to the standards of the Public Company Accounting Oversight Board (United States).

We acknowledge your comment and will incorporate this change in future filings.

Statements of Operations - Page 25

6.
With respect to the government contract research and development cost-sharing or best efforts arrangements, show us that what you report as contract revenue should not be presented as a cost offset pursuant to the government contract audit guide. Refer specifically to paragraphs 3.49 through 3.56 to that publication. This response should be detailed and specific to the underlying arrangements.

We have considered the guidance included in the AICPA Audit and Accounting Guides - Audit of Federal Government Contractors (the Audit Guide) and believe based upon that guidance that our government contract revenue should not be presented as a cost offset. A summary of our analysis is as follows:

Paragraph 3.49 states “questions of accounting may arise when subcontract costs or the cost of special equipment to perform the contract, even though included in the contract price, represent such a substantial amount in relation to the contractor's other costs of performance that inclusion of such costs in sales and costs of sales might distort significantly the contractor's volume of activity” The current contracts that we have do not provide for a substantial amount of subcontract costs or the cost of special equipment.

Paragraph 3.50 states “The discussion and conclusions of this section relate only to arrangements in which the federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development or for products directly resulting from the R&D activity subject to the arrangement, and do not relate to projects in which federal government funding is incidental.” We do not believe that section 3.50 applies to the Company because the federal government is not the expected sole or principal ultimate customer. However, we have performed the following analysis of the factors discussed in paragraph 3.53:

“The committee believes that certain arrangements are different from production-type contracts covered in SOP 81-1 and that such activities are research and development as previously defined in paragraph 3.51. Consequently, the committee believes that contract accounting principles do not apply to those arrangements meeting all of the following conditions:

a.	Activities performed in connection with the contractual arrangement qualify as research and development as defined by FASB Statement No. 2. Yes.

b.	The contractor retains a right to the data and results of the research and development activities. Yes.

c.
The contractual arrangement obligates the contractor to perform only on a best-efforts basis to achieve the agreed-upon objectives of the research and development activity, rather than to deliver a product or service meeting defined performance or other (such as design) specifications. Yes.

d.
At the inception of the contract, the contractor and the customer enter into the arrangement with the expectation that costs will be incurred in excess of amounts to be funded. This condition will be met if contractual or other documentation specifically evidences acknowledgment of this expectation by both the contractor and the customer. Implicit in this condition is the existence of significant uncertainty at the date the contractor enters into the arrangement regarding the likelihood of successfully securing follow-on contracts related to the research and development activity. No - For the contracts that Implant Sciences has obtained, there are no such arrangements or expectations of costs to be incurred in addition to those incurred under the contract.

e.
The research and development arrangement is not combined with other contracts or segmented in accordance with paragraphs 35 through 42 of SOP 81-1. Yes. Each of the contracts are standalone contracts, negotiated individually, and are not combined with other contracts.

f.
The federal government is the sole or principal expected ultimate customer (including foreign military sales) for the research and development activity or products directly resulting from the R&D activity subject to the arrangements. No. For many of these contracts, the federal government is not the sole expected customer for the research and development activities. The Company enters into these contracts with the expectation that they will offer resulting products to commercial customers as well as government customers.

Since not all of the above criteria from paragraph 3.53 have been met, the Company believes this further supports its conclusion that these research and development contracts should be accounted for as production-type contracts.

Summary of Significant Accounting Policies - Page 30

Revenue Recognition - Page 33

Accounts Receivable - Page 34

7.
In a supplemental response, tell us why approximately 45% of your government contract revenues for fiscal 2004 were unbilled as of June 30, 2004. Tell us when the unbilled amounts were billed and collected. If they were not subsequently billed and collected explain why. The narrative response should be detailed and specific. With respect to disclosure, you should expand MD&A or the notes to financial statements to describe why such a significant portion of the government contract revenue was unbilled at June 30, 2004, including disclosure about the expected timing of billing and collection.

In response to your comments regarding unbilled government contract revenues, the reason that 45% of our government contracts were unbilled as of June 30, 2004, is due to the timing between completing the work and the permitted billing cycle under the contract. The majority of the unbilled items were invoiced in July and August, many of which were paid in the same period. Some invoices were not paid until the second or third quarter of fiscal 2005.

We will include additional disclosure information should a significant portion of the government contract revenue be unbilled.

Item 8a. Controls and Procedures - Page 46

8.
We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the references to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

We acknowledge that we must clarify our statement regarding Controls and Procedures to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer will evaluate and state whether they conclude that the controls and procedures are effective at that reasonable assurance level.

9.
We note the statements that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as described in the following paragraphs.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

We acknowledge that we must clearly state whether our Disclosure Controls are effective to ensure that material information relating to our company is made known to management.

Our disclosure would be similar to the following: Based upon the Controls Evaluation included an assessment of the weaknesses identified, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our Disclosure Controls are effective to ensure that material information relating to our company is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared. We believe our Internal Controls, including additional procedures, such as independent review and verification, designed to supplement the weaknesses identified in the Disclosure Controls and Procedures, are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.

10.
Please revise to more fully describe the nature and impact of the reportable condition identified by your auditor. You indicate that the “reportable condition led, in the audit process, to the identification and resolution of accounting matters and substantiation and evaluation of certain account balances and information.” The existing description could be used to describe common audit procedures performed by auditors in the normal course of conducting an audit; and accordingly, does not provide sufficient disclosure.

We would propose to expand the disclosure to state: “The reportable condition primarily resulted from inadequate staffing and supervision over the review and financial statement close function. This reportable condition led to the untimely identification and resolution of certain accounting matters, relating to the evaluation of certain account balances and financial information, which contributed to numerous fourth quarter adjustments.”

11.
You indicate that the errors with respect to equity transactions did not result from material weaknesses apparently because those errors were inadvertent and isolated. It is reasonably possible that material weaknesses could result in isolated or inadvertent errors. As well, it is reasonably possible that conditions leading to inadvertent or isolated errors may render a control system ineffective. Accordingly, you should revise to provide a more detailed and specific rationale regarding your assessment of and conclusions about the significance of the conditions responsible for these errors.

We would propose to expand the disclosure to state: “Management concluded that our disclosure controls and procedures were effective because the errors were not related to material deficiencies in the design or operation of our internal controls, but rather were inadvertent and isolated error in the calculation of the associated expense. The related controls included a review of the calculation by someone experienced who did not perform the initial calculation; however the error was not identified. ” In this instance the additional independent review and verification procedures, designed to uncover weaknesses in the Disclosure Controls and Procedures, were performed but did not uncover the error.

12.
Revise to state clearly whether there were any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) to Regulation S-B.

We would propose to expand the disclosure to state that there have been no material changes to internal controls. The general changes made as a result of the reportable condition include our continued commitment to address and resolve these matters fully and promptly, by putting in place the personnel, processes, technology and other resources appropriate to support our financial close processes. As part of this commitment, we have begun the process to identify and hire additional personnel to assist with the financial close process in the second quarter of fiscal year 2005.

Form 10-Q for the period ended December 31, 2004.

Financial Statements

Consolidated Balance Sheets - Page 2

13.
In light of your losses and accumulated deficit, tell us why it is appropriate to report the deferred tax asset totaling nearly $900,000 at December 31, 2004. Tell us how your presentation and underlying accounting is appropriate under FAS 109.

Our acquisition of Core Systems was a tax-free transaction. The related purchase accounting included a step up of the basis for various non-goodwill assets. In accordance with FASB 109 a deferred tax liability was recognized for differences between the assigned values and the tax bases of the recognized assets acquired and liabilities assumed. As a result of this liability being recorded, the Company was able to record a deferred tax asset equal to the deferred tax liability. We will adjust the presentation in order to offset the long term deferred tax asset and deferred tax liability.

Note 10. Investment in Unconsolidated Subsidiaries - Page 10

14.	Tell us how you plan to account for the shares to be issued to CorNova. Support that your planned accounting is appropriate in GAAP.

Based upon the analysis discussed further in response to question 15 below we have determined that CorNova should not be consolidated with our results. As such, we are accounting for the shares of IMX common stock issued to CorNova as an investment in an unconsolidated subsidiary under the equity method of accounting in accordance with the Accounting Principles Board (APB) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Due to the fact that this investment results in a percentage of ownership in our own common stock, we have recognized the Company’s ownership percentage of these shares as treasury stock and adjust for market fluctuations each reporting period. The additional shares issued will be recorded at fair market value when issued as an additional investment in CorNova.

15.
Tell us about your rights and obligations as an investor in CorNova. Tell us who owns and controls the 40% not attributed to CardioTech or Implant Sciences. Identify the relative share ownership interests after the third party investments. Show us that you should not consolidate this entity.

As an investor in CorNova, a startup company focused on the development of a next-generation drug-eluting stent, we became a 30% owner in the company and our President and CEO was appointed to its board of directors. Initially, the President of CorNova served as the sole board member. Upon closing of the Series A financing CorNova’s board was expanded to three members. In addition, upon CorNova’s successful completion of a Series A financing, the Company is required to make an additional payment for its original investment of 25% of the amount raised, up to a maximum of $750,000, payable in the Company’s common stock.

Schedule of CorNova ownership as of 6/30/04 and after the Series A financing is as follows:

		Outstanding shares		Outstanding shares		Total
		as of 6/30/04		as of 2/5/2005		Outstanding
		Common		Common	Preferred	Shares

Stephen Eric Ryan		1,325,000	*	1,325,000		1,325,000
Optiray Medizintechnik, GmbH		250,000		250,000		250,000
Kenneth B. Lerman		100,000		100,000		100,000
Miguel P. Ferro		50,000		50,000		50,000
Knut Sauerteig		50,000		50,000		50,000
Cardiotech International, Inc.		1,500,000	*	1,500,000		1,500,000
Implant Sciences Corp.		1,500,000	*	1,500,000		1,500,000
		4,775,000

Poconos Holdings Limited					100,000	100,000
Carlos M. Romano					150,000	150,000
Roberto Galante					100,000	100,000
Rafael Rayek					25,000	25,000
Crystal Valley, Inc.					300,000	300,000
Stefania Maria Garlatti					150,000	150,000
Yosef Waiss					150,000	150,000
Michel Brown					50,000	50,000
Yosi Nagar					50,000	50,000
Mauricio Kravetz					50,000	50,000
Salomon Zaga					200,000	200,000
Ferak Management Ltd.					100,000	100,000
Leon Achar					100,000	100,000
ALS Corp.					175,000	175,000
Jose Serur					100,000	100,000
Elias Salem					100,000	100,000
Alberto Bazbaz and Adela Saca Sacal and Micha					100,000	100,000
Elias Levy					100,000	100,000
Doric Trading, Ltd.					200,000	200,000
Jose and Orly Farca					25,000	25,000
Alliston Finance, Ltd.					100,000	100,000
Daniel Sulkin					75,000	75,000
Adolfo Fastlicht					50,000	50,000
Carlos Gorshstein					150,000	150,000
Elias Fasja					50,000	50,000
Vinuz Corp					100,000	100,000
David Waxman					125,000	125,000
Zinegy Corp.					75,000	75,000
				4,775,000	3,050,000	7,825,000
management	*

As a result of a financing completed by CorNova in Q3 2005 an additional 3,000,000 shares were issued decreasing each of Implant Sciences’ and CardioTech’s percentage of ownership to 19%. Despite the fact that the Company’s percentage of ownership has decreased to below 20%, we have concluded that the Company’s representation on CorNova’s Board of Directors represents significant influence and participation in its operations. As such, we have determined it to be appropriate to continue to account for this investment under the equity method of accounting.

We have considered whether CorNova should be consolidated. This consideration focused primarily around whether CorNova was a variable interest entity (“VIE”) and whether we were the primary beneficiary under the provisions of FASB Interpretation (“FIN”) No. 46 (Revised December 2003), “Consolidation of Variable Interest Entities.”

As defined in paragraph 2c of FIN 46R, variable interests in a VIE are contractual, ownership, or other pecuniary interests in an entity that change with changes in the fair value of the entity’s net assets exclusive of variable interests. Equity investments in a VIE are variable interests to the extent that they are at risk. Some equity investments in a VIE that are determined not to be at risk also may be variable interests if those equity investments absorb or receive some of the entity’s variability.

We have concluded that CorNova is a development stage enterprise that does not meet the characteristic of a VIE in paragraph 5(a) of FIN 46 as evidence exists that the equity invested is sufficient to enable the entity to finance its current activities and the governing documents and contractual arrangements allow for additional equity investments as the entity continues its development activities. Evidence that the entity is able to finance its current activities includes the existence of any borrowing agreements that the entity was able to secure without additional subordinated financial support (such as, loan guarantees).

Under the rationale above, CorNova does not appear to meet the characteristics of a VIE under FIN 46. Therefore, consolidation is not required under FIN 46 and as a result, equity accounting was determined to be appropriate.

Note 14. Acquisition of Core Systems Incorporated - Page 12

16.	Please disclose how you determined the fair value of the warrants, including underlying assumptions.

We calculated the fair value of the warrants issued in conjunction with the Core Systems acquisition using the Black Scholes Model. These were five year warrants issued at market price. The expected volatility was .641, the risk-free interest rate used was 3.36%, resulting in a Black Scholes value of $5.61. We will modify our disclosure in the future to include this information.

17.
We also note that you valued your common stock utilizing an average for twenty days prior to the agreement. Under FAS 141 and EITF 99-12 acquisition shares should be valued based on the market price for a reasonable period before and after the date that the terms of the acquisition are agreed to and announced. Tell us how your method is appropriate under that guidance.

The calculation using average FMV for a period of twenty days prior to the date of the definitive agreement was a mechanism to determine value for issuing shares in the transaction. This average was $10.43 per share. The average FMV for accounting valuation purposes using a period of time a few days before and after the agreement is announced yields a share value of $10.39. In future releases we will distinguish between transaction valuation and accounting valuation. In this case the answers came out approximately the same.

18.
We see the significant goodwill attributed to the Core transaction. Expand to make disclosure about the specific factors responsible for a purchase price leading to significant goodwill. Refer to paragraph 51b to FAS 141.

Core filled a niche in the semiconductor industry that was very similar to Implant’s service offerings. In addition, Core provided its services to many of the same customers as Implant; however, Core’s operations were physically closer to those customers. We believed that signs of a rebound in the industry, our combined expertise in the industry, the cash resources of Implant and greater operating efficiencies from the combined operations, warranted the purchase price.

Management’s Discussion and Analysis

Results of Operations - Page 16

19.
Your margins appear to have significantly deteriorated in fiscal 2005. Please expand to disclose gross margin (or costs of revenue) as a percent of revenue for each three and six month period. Make detailed disclosure about the factors responsible for decreased margins in 2005. Also clarify why your costs of revenue are apparently increasing faster than sales.

We acknowledge your comments and propose that we would expand our disclosure as follows:

Cost of medical product revenue for the three and six months ended December 31, 2004 and 2003 was $1,002,000 and $1,799,000 as compared to $975,000 and $1,800,000, respectively. As a percentage of revenue, medical product cost of revenue for the three and six months ended December 31, 2004 and 2003, represents 107% and 81%, and 95% and 76%, respectively, indicating a decrease in gross margin. In fiscal 2004 we transitioned our prostate seeds business from a distributor based sales model to a direct, in-house, sales model. During this time, we experienced a disruption in sales to some of our customers as we ramped up our direct selling efforts. In addition, the radioactive seed market experienced extreme pricing pressures which further reduced our gross margins. Because much of our manufacturing costs are fixed, the lower volumes and prices have a significant impact on our gross margins. We have reviewed our inventory valuations and have determined that the valuations do not need to be adjusted.

Cost of semiconductor product revenue for the three and six months ended December 31, 2004 and 2003 was $1,536,000 and $1,907,000 as compared with $291,000 and $548,000, respectively. As a percentage of revenue, the cost of semiconductor revenue for the three and six month periods ended December 31, 2004 and 2003, represents 119% and 118% and 124% and 104%, respectively. During the three month period ended December 31, 2004 we acquired Core Systems, a California corporation and began the process of integrating this acquisition into our business. For the three months ended December 31, 2004, the semiconductor gross margin loss of $248,000 is a direct result of this acquisition, as well as accounting for 87% of the year to date gross margin loss. Management expects the acquisition to be fully integrated by the end of the fiscal quarter ending March 31, 2005. This is essentially a service business and inventories are generally not a factor in the cost of revenue.

Cost of explosives detection product revenue for the three and six months ended December 31, 2004 was $442,000 and $1,080,000, respectively, as compared with $240,000 and $318,000 for the comparable prior year period, respectively. As a percentage of revenue, the cost of explosives detection revenue for the three and six month periods ended December 31, 2004 and 2003, represents 138% and 83% and 54% and 50%, respectively. The decrease in gross margin is a result of the additional expenses relating to the set up and staffing of the explosives detection department in preparation for the Company’s upcoming manufacturing needs. In addition, there maybe delays between the time we finish a significant contract and the time we can recognize revenues on new contracts.

Item 3. Controls and Procedures - Page 23

20.
You indicate that disclosure controls and procedures are designed to ensure that information you are required to disclose is “recorded, processed, summarized and reported” within the time periods specified by the SEC’s rules and forms. You should also disclose whether those controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. That is, your language should reflect the entire two-sentence definition from Exchange Act Rule 13a-15(e). Please also update the parenthetical from the first paragraph to refer to Exchange Act Rules 13a-15(e) and 15(d)-15(e). The existing references were superseded in August 2003.

We acknowledge that we will clarify our statement regarding Controls and Procedures to state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer will evaluate and state whether they conclude that the controls and procedures are effective at that reasonable assurance level.

21.
We note your statement that the chief executive officer and chief financial officer have concluded that the company’s disclosure controls and procedures are effective “except as described in the following paragraphs.” Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive office and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

We acknowledge that we will clearly state whether our Disclosure Controls are effective to ensure that material information relating to our company is made known to management.

Our disclosure would be similar to the following. “Based upon the Controls Evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, our Disclosure Controls are effective to ensure that material information relating to our company is made known to management, including the CEO and CFO, particularly during the period when our periodic reports are being prepared, and that our Internal Controls, including additional procedures, such as independent review and verification, designed to supplement the weaknesses in the Disclosure Controls and Procedures, are effective to provide reasonable assurance that our financial statements are fairly presented in conformity with generally accepted accounting principles.”

22.
Revise to state clearly whether there were any changes in internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting. Refer to Item 308(c) to Regulation S-B.

We would propose to expand the disclosure to state that there have been no material changes to internal controls. The general changes made as a result of the reportable condition include our commitment to address and resolve these matters fully and promptly, by putting in place the personnel, processes, technology and other resources appropriate to support our financial close processes. As part of this commitment, we have hired additional experienced personnel to assist with the financial close process in the second quarter of fiscal year 2005 and have added additional finance and accounting personnel through our acquisitions.

Form 8-K dated March 11, 2005

23.
We see disclosure of EBITDA. Under Item 2.02 of Form 8-K, disclosures “furnished” should include the information about non-GAAP measures required by paragraph (h)(1)(i) of Item 10 of Regulation S-b. Accordingly, if you present EBITDA (or any other non-GAAP measure) in a press release, that release should include reconciliations of the non-GAAP measure to the most directly comparable GAAP measure and present statements disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors regarding financial condition and results of operations. You should also make disclosure about the purposes for which you use the non-GAAP measure. Those disclosures should be specific and substantive in nature. Appropriately revise future filings.

We acknowledge this comment and will appropriately revise future filings.

Form 8-K dated April 13, 2005

24.	Expand Note (a) to provide quantified disclosure about cash inflows and outflows. That is, provide a road-map to the amount presented as the net adjustment to historical cash.

Note (a) The following shows additional information regarding the flow of cash:

Net cash from private placement	$7,400,000
Cash paid to owners at closing	(6,000,000)
Cash paid for acquisition expenses	(1,100,000)
Additional cash consideration to owners	(374,000)
Net cash provided	($74,000)

25.
While we understand that allocations to intangible assets are subject to further analysis, the pro forma financial statements should include disclosure about the specific intangible assets acquired, the amounts allocated to each asset and the assumed lives applied estimating amortization expense. Apply for both acquisitions.

Intangible asset details:

Core Systems:
Krytek equipment rights	$25,000	10 year life
Patents	$10,000	15 year life
Non-compete with previous owner	$10,000	3 year life
Other equipment license	$20,000	5 year life
Manufacturing know how	$10,000	5 year life

Accurel Systems: (as an example only)
Patents, non-compete, manufacturing know how, work force	$500,000	10 year life
Accurel name and reputation	$500,000	not amortized

26.
We see that you have attributed certain valuations to professional appraisers. If you do so in this or any other Exchange Act filing, then you should identify the expert and include their consent in any registration statement incorporating those filings. Alternatively, you should clarify that management is responsible for purchase price allocations. You should also identify and describe appraisal methods, and, if important to an understanding of the valuation, significant assumptions. We will not object if you state in revised disclosures that you considered a number of factors, including appraisals, when making purchase allocation determinations, but it should be clear that management is responsible for the allocations.

We acknowledge this comment and will appropriately disclose that management, after considering a number of factors, including appraisals, is responsible for determining the purchase price allocation.

27.	Tell us why you have extended the useful lives of Accurel’s fixed assets. Support that it is appropriate to extend those lives for pro forma financial statement purposes.

Most of the assets acquired are highly technical, specialized, machines and instruments used in the analysis of semiconductors and other electronic components. Originally the assets were depreciated over useful lives ranging from 3 to 7 years. Because of the original short lives of the assets, much of the carrying values had been written off prior to acquisition. Upon acquisition we used professional appraisers, in conjunction with management’s assessment, to help us determine what the current fair market value was. We also considered what remaining useful lives were left on these assets. While it is difficult to gauge electrical, mechanical and technical obsolescence we felt useful lives ranging from 2 to 5 years, from the acquisition date, were reasonable based on management’s history of using this type of equipment.

28.
We see that you eliminated stock compensation included in Core’s historical operating results. Pro forma financial statements should not normally include adjustments to eliminate infrequent or nonrecurring items included in the underlying historical financial statements of a registrant or other combining entity. Please revise or advise.

The stock compensation expense eliminated was a direct result of the acquisition of Core Systems by Implant Sciences. Upon receiving a letter of intent to be acquired by Implant, Core repriced most of its existing qualified stock options, to an exercise price below the expected price to be received from Implant which resulted in the compensation expense. As a condition of closing these options were fully exercised and the resulting shareholder interests were purchased in the acquisition. Because the pro forma financial statements are required to present the acquisition as if it occurred on the first day of the year for the profit and loss statement the expense was eliminated.